Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

September 17, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of Over-the-Counter Olopatadine Hydrochloride Ophthalmic Solution USP, 0.2% and 0.1%, the store-brand equivalent of Pataday®, the Eye Allergy Drop in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APaRNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy’s announces the launch of Over-the-Counter Olopatadine
Hydrochloride Ophthalmic Solution USP, 0.2% and 0.1%, the store-brand equivalent of Pataday®, the Eye Allergy Drop in the U.S. Market

Hyderabad, India, September 17, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 17, 2020 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of over-the-counter (OTC) Olopatadine Hydrochloride Ophthalmic Solution USP, 0.2% and 0.1%, the store-brand equivalents of Pataday® Once Daily Relief and Pataday® Twice Daily Relief, in the U.S. market, as approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s Olopatadine Hydrochloride Ophthalmic Solution USP, 0.2% and 0.1% are indicated for the temporary relief of itchy eyes due to pollen, ragweed, grass, animal hair and dander. The Olopatadine Hydrochloride Ophthalmic Solution USP, 0.1% is also indicated for the temporary relief of red eyes.

“This launch marks the entry of Dr. Reddy’s into the OTC eye care space, and is a testament to our deep capabilities in bringing store-brand equivalents of Rx-to-OTC switches to the U.S. market,” says Marc Kikuchi, CEO, North America Generics, Dr. Reddy’s Laboratories. “We are very excited to extend our strategic collaboration with Gland Pharma to bring these products to the market. We thank the teams at Gland and Dr. Reddy’s whose hard work and efforts have enabled the execution of this launch in such a short timeframe.”

The Pataday® brand had U.S. sales of approximately $31 million since the launch in March 2020 according to IRi*.

Dr. Reddy’s Olopatadine Hydrochloride Ophthalmic Solution USP, 0.2% is available in a 2.5 mL bottle and Olopatadine Hydrochloride Ophthalmic Solution USP, 0.1% is available in a 5 mL bottle size.

Pataday® is a registered trademark of Novartis AG.

* IRi, Latest 52 weeks ending August 2020

RDY-0920-OTC

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”